UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-40031

BIGBEAR.AI HOLDINGS, INC.†

The Nasdaq Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

6811 Benjamin Franklin Drive, Ste 200

Columbia, MD 21046

(410) 312-0085

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Units, each consisting of one share of common stock, $0.0001 par value, and one-third of one redeemable warrant

Common Shares, par value $0.0001

Redeemable warrants, each full warrant exercisable for one share of common stock at an exercise price of $11.50 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

†Immediately prior to the filing of this Form 25, we consummated a business combination and changed our name from GigCapital4, Inc. to Big Bear.ai Holdings, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Big Bear.AI Holdings, Inc. (f/k/a GigCapital4, Inc.). certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 7, 2021	By	/s/ Dr. Reginald Brothers
Date	Name:	Dr. Reginald Brothers
	Title:	Chief Executive Officer